

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Russell Beyer
Chief Financial Officer
SAB Biotherapeutics, Inc.
2100 East 54th Street North
Sioux Falls, SD 57104

> **Re: SAB Biotherapeutics, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed April 14, 2023**
> **File No. 001-39871**

Dear Russell Beyer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Exhibits

1. We note the certifications provided in Exhibits 31.1 and 31.2 in this filing and your recent Forms 10-Q do not include the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please revise your next filing to include the entire text of the certifications found in Item 601(b)(31) of Regulation S-K. Refer to Exchange Act Rule 13a-14(a).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences